Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company
Corriente Resources Inc.
Suite 520 - 800 West Pender Street
Vancouver, BC V6C 2V6

Item 2.

Date of Material Change
December 28, 2009

Item 3.

News Release
The news release was disseminated through Marketwire on December 28, 2009.

Item 4.

Summary of Material Change
Corriente Resources Inc. (“Corriente” or the “Company”) has signed a definitive agreement under which CRCC-Tongguan Investment Co., Ltd. has agreed to make an offer to acquire all of the Company’s outstanding shares for C$8.60 per share in cash. The offer values Corriente at approximately C$679 million on a fully-diluted basis

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change
Corriente announced that it has signed a definitive agreement (the “Support Agreement”) with CRCC-Tongguan Investment Co., Ltd. (the “Offeror”), Tongling Nonferrous Metals Group Holdings Co., Ltd. ("Tongling") and China Railway Construction Corporation Limited ("CRCC"), under which the Offeror has agreed to make an offer to acquire all of the Company’s outstanding shares (the “Offer”) for C$8.60 per share in cash. The Offeror is jointly owned by Tongling and CRCC. This transaction is the culmination of a comprehensive review of strategic alternatives to maximize shareholder value conducted by Corriente and its financial advisors, Citi and Canaccord, over the past two years.

The Offer values Corriente at approximately C$679 million on a fully-diluted basis and represents a 27% premium to Corriente’s average trading price for the 30 trading days prior to and including December 24, 2009.

The transaction is to be effected by way of a take-over bid. Full details of the Offer will be included in a formal offer and take-over bid circular, which is expected to be mailed to shareholders by February 1, 2010. The Offer will be open for acceptance for a period of not less than 35 days. The take-over bid circular will be accompanied by the Company’s directors’ circular, which will provide shareholders of the Company with, among other things, the rationale for the unanimous recommendation of Corriente’s Board of Directors that shareholders accept the Offer.

The Offer is subject to a number of conditions, including the absence of material adverse changes, a minimum tender condition of 66 2/3% having been met, and receipt of regulatory approvals (including required Chinese government approvals).

The Board of Directors of Corriente has unanimously determined that the Offer is fair to Corriente’s shareholders and is in the best interests of the Company and its shareholders. The Board of Directors recommends that shareholders tender to the Offer. Corriente’s Board of Directors has received an opinion from the Board’s independent financial advisor, CIBC World Markets Inc., that the consideration offered to the shareholders of Corriente pursuant to the Offer is fair, from a financial point of view, to such shareholders. All officers and directors of Corriente, who collectively hold approximately 12% of the Company’s shares outstanding on a fully diluted basis, have entered into lock-up agreements with the Offeror, under which they have agreed to tender their shares to the Offer and not to support any rival offer unless it represents a superior proposal as determined by the Board of Directors. In the event that the transaction is not completed, under certain circumstances, Corriente has agreed to pay the Offeror a termination fee of C$20 million. The Support Agreement contains, among other things, non-solicitation covenants subject to customary “fiduciary out” provisions entitling Corriente to consider and accept an unsolicited superior proposal and the right on the part of the Offeror to match any such proposal.

Citigroup Global Markets Inc. and Canaccord Financial Ltd. are acting as the financial advisors to Corriente, Bull, Housser & Tupper LLP is acting as legal counsel to Corriente and Blake, Cassels & Graydon LLP as legal counsel to the Board of Directors. CIBC World Markets is acting as the independent financial advisor to Corriente’s Board of Directors. BNP Paribas Capital (Asia Pacific) Limited and Macquarie Capital Advisers are acting as financial advisors and Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Tongling, CRCC and the Offeror.

Tongling is a state holding enterprise and an integrated mega-size PRC mining conglomerate, primarily engaged in copper mining, mineral processing, smelting & refining and copper products processing, as well as trade, scientific research and design, machine building, construction & installation, shaft & drift construction and other businesses. In 2008, Tongling was ranked No. 2 in China and No. 6 in the world in terms of copper cathode production. One of Tongling's subsidiaries, listed on the Shenzhen Stock Exchange, has a current market capitalization of over US$4 billion.

CRCC is one of the largest integrated construction enterprises in China and in the world. The activities of CRCC comprise construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development, among other things. It has established a leading position in plateau railways, high-speed railways, highways, bridges, tunnels and metropolitan railway engineering design and construction fields in the industry. In China, CRCC businesses cover the 31 provinces, autonomous regions, municipalities, the Hong Kong and Macau Special Administrative Regions, as well as over 60 foreign countries and regions in the world. CRCC was listed among the Fortune Global 500 companies, ranking No. 252 in 2009, and was included among the Top 225 Global Contractors, ranking No. 4 in 2009. The shares of CRCC are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, with a current market capitalization of over US$16 billion.

CRCC-Tongguan, incorporated in China on December 10, 2009, is jointly owned by CRCC and Tongling. This is the first strategic partnership ever set up between CRCC and Tongling to jointly develop their global mining initiatives. Its businesses comprise mining investment, technical services of mine development, logistics, trade of mineral products, machinery and equipment, among others.

5.2

Disclosure for Restructuring Transactions
Not applicable.

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.

Omitted Information
None.

Item 8.

Executive Officer
Darryl F. Jones, Chief Financial Officer
Business Telephone: 604.687.0449

Item 9.

Date of Report
December 31, 2009

CORRIENTE RESOURCES INC.

Per:	/s/ ”DARRYL F. JONES”
Darryl F. Jones,
Chief Financial Officer